{Tweedy, Browne Company L.P. letterhead}



                                  EXHIBIT 99.2


                                                              July 11, 1996

VIA FEDEX
- ---------
Mr. Denis R. Brown, President
and Directors of Pinkerton's, Inc.
Pinkerton's, Inc.
5910 Ventura Boulevard
Suite 900
Encino, CA 91436-2810

Dear Mr. Brown and Directors of Pinkerton's, Inc.:

     We are writing to you on behalf of our clients, who are shareholders of Pinkerton's, Inc. Tweedy, Browne Company L.P. is a registered investment adviser and, as such, we exercise investment discretion and/or voting authority for our clients, who currently own 528,635 shares of common stock of Pinkerton's, Inc. In addition, one affiliated investment partnership, Vanderbilt Partners L.P. owns 7,100 shares of common stock. These share holdings represent an aggregate of 6.42% of the shares of Pinkerton's, Inc. common stock outstanding.

     We wish to thank you and Messrs. Wathen, Dailey, Gavin, Hall, Gerald Murphy, Kevin Murphy, Smith and Webster for serving as directors, and wish to congratulate management on Pinkerton's excellent financial performance over the last several years.

     We are writing to respectfully request that you reconsider the planned sale of 1.7 million new shares of common stock by the company. Our analysis indicates that a sale of shares of common stock by the company at $21.05 (the estimated net proceeds per share as outlined in the company's S-3 registration statement, assuming an offering price of $23.25 per share) would result in significant dilution of value for all shareholders.

     In our view, the value of Pinkerton's Inc. is determined by its "EBITA", i.e., earnings before interest, taxes, amortization, write-down of intangible assets, other special charges,

Mr. Denis R. Brown, President                                     July 11, 1996
and Directors of Pinkerton's, Inc.                                       Page 2

- --------------------------------------------------------------------------------



gain from litigation settlements, net, and provision for reserve against investment. EBITA is the real pre tax income of a corporation before the deduction of accounting asset-write downs, such as goodwill amortization, that are unlikely to ever require the use of cash for replacement of the asset that has been written down. According to the company's S-3 registration statement, EBITA for the year ended December 31, 1995 was $29,964,000, or $3.59 per share based on 8,350,269 shares of common stock currently outstanding. As of March 22, 1996, Pinkerton's essentially had no net debt: cash of $43,003,000 exceeded total debt of $42,850,000. Based on our experience and observations of acquisition valuations, highly profitable, cash generative, industry-leading companies similar to Pinkerton's have often been valued at 9x-11x EBITA, plus net cash, or minus net debt, in acquisitions. Without any assumption of future EBITA growth, EBITA multiples of 9x, 10x and 11x provide EBITA yields of, respectively, 11%, 10% and 9% to an acquiror. At an assumed valuation of 10x EBITA, Pinkerton's would be worth $35.90 per share based on 8,350,269 shares. A sale of 1.7 million new shares for net proceeds of $21.05 per share is highly dilutive to your existing shareholders. A net price of $21.05 is only 5.9x Pinkerton's EBITA of $3.59 per share.

     To not be dilutive, Pinkerton's must earn incremental EBITA of $3.59 per share for each of the 1.7 million new shares that would be issued. On the estimated proceeds of $21.05 per share, an EBITA return of 17.1% ($3.59 as a percent of $21.05 = 17.1%) must be earned to avoid dilution. If Pinkerton's management believes that 17% EBITA returns are available on incremental investments of capital, it would be better from a financial standpoint for Pinkerton's to use existing cash or borrow the money at a pre-tax cost of about 5% - 10%. The immediate effect of a sale of 1.7 million new shares of common stock will be to reduce EBITA per share to $2.98, a 17% reduction from $3.59 per share ($29,964,000 EBITA / 10,050,269 pro forma shares = $2.98).

     At the current market price, $22.75, Pinkerton's could earn a reliable EBITA return of 15.8% on each of its own shares that it bought back ($3.59 EBITA as a percent of $22.75 = 15.8%). At current price levels, Tweedy, Browne would be highly supportive of a stock buy-back program, including a repurchase of the 660,000 shares being offered by existing stockholders. The repurchase of stock would increase EBITA per share and underlying per share value.

Mr. Denis R. Brown, President                                     July 11, 1996
and Directors of Pinkerton's, Inc.                                       Page 3

- --------------------------------------------------------------------------------



     The sale of 1.7 million new shares at a net price of $21.05 per share also seems too low in relation to "economic earnings," which is reported earnings plus after-tax purchase accounting goodwill amortization. We calculate "economic earnings" to be reported EPS, $1.26, + $.89/share of after-tax goodwill amortization, or $2.15/share, total. A net price of $21.05 is 9.8x economic earnings. The S & P 500 Index is about 19x earnings. In our database of 3,064 public companies in the United States with a market capitalization of $200 million or more, only 200 companies, or 7% of the universe, are trading today at under 9.8x earnings. 93% of the companies are more expensive. The immediate effect of a sale of 1.7 million new shares will be to reduce economic earnings from $2.15 to $1.92, an 11% decline (assuming a 6% pre-tax yield on cash proceeds from the sale of 1.7 million new shares at $21.05, net, and a 35% tax rate).

     In summary, we support corporate actions that increase per-share value and are opposed to actions that diminish per-share value. We do not see any benefit to existing shareholders from increases in the number of shares in the "float" when the effect of a float increase is a reduction in per-share value. Our experience as investors suggests that Pinkerton's share price is likely to rise if per-share value increases, irrespective of float.

     We believe it would be useful for you and your fellow directors to meet in one room with some of your largest stockholders (whose interests, we believe, are not dissimilar to the interests of your smallest stockholders). Would you and Messrs. Wathen, Dailey, Gavin, Hall, Gerald Murphy, Kevin Murphy, Smith and Webster meet with us and other large shareholders at our office or another mutually convenient place before proceeding with the planned share offering? I will telephone you tomorrow. Thank you for your consideration.

                                                     Sincerely,

                                                     /s/ John D. Spears
                                                     ------------------
                                                     John D. Spears

Mr. Denis R. Brown, President                                     July 11, 1996
and Directors of Pinkerton's, Inc.                                       Page 4

- --------------------------------------------------------------------------------



COPIES TO:
- ---------
Peter H. Dailey
John A. Gavin
Gerald D. Murphy
J. Kevin Murphy
Robert H. Smith
Thomas W. Wathen
William H. Webster

                                  % OF PINKERTON'S INC. OWNED
STOCKHOLDERS:                       ACCORDING TO 3/31/96 13F
- ------------                      ---------------------------
Southeastern Asset Management             10.29%
Putnam Management                          5.37%
Neuberger & Berman                         5.35%
TCW Group                                  4.36%
Wood Island Association                    2.86%
Morgan Guaranty Trust                      2.22%
HPB Associates                             1.88%
Quest Advisory                             1.56%
BZW Barclays Global                        1.83%
Dorchester Capital Corp.